Airspan

PRESS RELEASE

Airspan Networks Announces Results for the First Quarter of 2005

79% increase in revenue versus year ago, WiMAX portfolio unveiled and WiMAX partnerships announced

BOCA RATON, Fla.—May 11, 2005 – Airspan Networks Inc. (Nasdaq: **AIRN**) today announced first quarter financial results for the period ending April 3, 2005. The Company reported revenues for the first quarter of $22.2 million, up 79% versus the first quarter of 2004. The net loss attributable to common stockholders for the first quarter was $(0.08) per share versus a loss of $(0.15) per share in the first quarter 2004.

Business Highlights

- **WiMAX**
  - The AS.MAX product family unveiled in March at CeBIT
  - First live demonstration of self installable WiMAX customer premises equipment
  - New OEM partnerships announced – with Marconi and Fujitsu
  - Announced first commercial WiMAX contract to deploy Tokyo-wide network for Yozan, Inc
- **VoIP over WiMAX Leadership**
  - Purchase agreement signed to acquire ArelNet, a pioneer in VoIP network infrastructure equipment and solutions, including soft switches and gateways supporting all major VoIP standards. Closing expected in the second quarter
- **Proximity**
  - Continued growth of Axtel's network in Mexico, as Axtel nears its 500,000th subscriber
- **WipLL**
  - Sales, both direct and through our network of value-added resellers, continued to grow as new deals were signed in all geographic regions. U.S., Latin America and Eastern Europe markets very robust
  - Added Dynavar mmwave Technologies and CHR Solutions as system integrators in North America
  - WipLL at 700MHz became eligible for funding from the US Department of Agriculture, opening a new market with operators funded by the US Government

Financial Results

First quarter revenue of $22.2 million was 79% higher than the $12.4 million in the first quarter of 2004, and in line with the guidance provided earlier in the year. The Company recorded a gross profit of $6.9 million in the quarter, and gross profit as a percentage of revenue (the "gross profit margin") was 31%. This compared to a gross profit of $10.5 million and a gross profit margin 28%, for the fourth quarter of 2004, and a gross profit of $3.7 million, and a gross profit margin of 30% recorded for the first quarter of 2004.

The Company's first quarter 2005 operating expenses of $10.4 million were up $0.5 million from the first quarter 2004 and unchanged from the prior quarter's operating expenses. Net loss for the first quarter of 2005 was $(2.9) million, or $(0.08) per share, compared to a net loss of ($5.4) million, or $(0.15) per share, in the first quarter of 2004.

The Company's cash balance, including restricted cash, at the end of the first quarter stood at $53.3 million. Cash fell in the quarter from $68.0 million at the end of December 2004, due primarily to a reduction of the accounts payable associated with the very large volume of inventory shipments made in the fourth quarter of 2004.

"We are pleased to have exceeded our stated earnings objectives and forecasts," said Eric Stonestrom, Airspan's president and chief executive officer. "While one of our primary objectives at this time is to finalize the development and interoperability testing of our WiMAX products and to complete the infrastructure to support them, we continue to show good progress with sales of our existing product and services. Buying remains robust despite the impending arrival of our new 802.16-based technologies. The quarter's results reflect a solid performance that provides a good base for the rest of the year."

"The drop in revenue from the prior quarter was built into our guidance, reflecting the large volumes delivered at the end of last year to meet unusually high demand," said Peter Aronstam, chief financial officer. "However, the revenues for the first quarter of 2005 are still significantly higher than the same period a year ago. Margin levels are holding up and the net loss was a little better than anticipated due to savings in operational costs and a continued focus on cost of goods sold. It should also be noted that our recent restatement of our 2004 results did not affect our cash position. We feel comfortable that our strong balance sheet and cash reserves are sufficient to fund our foreseeable operational expenditures."

Outlook

Mr. Stonestrom also re-iterated previous guidance that the Company expects revenues for the first half of 2005 to be approximately 50% higher than revenue from the similar period in 2004. "We now expect a smaller than anticipated contribution from the Arelnet product line in the second quarter due to a late closing date. However, an improved outlook in the other product lines should enable us to meet our goals, particularly as we are sitting today on a healthy order backlog for Proximity deliveries through the rest of 2005. Our operating loss for the second quarter of 2005 is expected to be similar to the one recorded in the first quarter of 2005. At this time, we are waiting until the second half of 2005 to see the full impact of WiMAX on our business, as we are working on several sales and partnership opportunities that need further development before we know their exact revenue timing. It is therefore still premature to give precise guidance for the full year, but we are encouraged by early WiMAX market acceptance."

Investor Conference

The Company has scheduled an investor conference call for 5 p.m. EST today. The dial-in numbers for the live conference call are as follows: US toll-free number is 866-814-1933; international access dial-in number is 1-703-639-1365. Reference the Airspan Networks quarterly conference call.

There will be a live webcast of the conference call available on the investor relations section of the Airspan Web site at http://www.airspan.com. The webcast will also be distributed over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at http://www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network such as America Online's Personal Finance Channel, Fidelity Investments(R) (http://www.fidelity.com) and others. Institutional investors can access the call via CCBN's password protected event management site, StreetEvents (http://www.streetevents.com).

For those who cannot listen to the live broadcast, an audio replay of the call will be available on the Airspan Web site for 30 days. The US toll-free number for the replay is 1-888-266-2081; international access number for the replay is 1-703-925-2533. Please use access code 687687.

About Airspan Networks Inc.

Airspan Networks provides wireless voice and data systems and solutions, including Voice Over IP (VoIP), to operators around the world in both licensed and unlicensed frequency bands between 700 MHz and 6 GHz, including both PCS and 3.5GHz international bands. Airspan has a strong product roadmap that includes offerings compliant with the new WiMAX 802.16-2004 standard, and software upgradeability to 802.16e from the time the WiMAX products are introduced. Airspan is on the Board and a founder member of the WiMAX Forum. The Company has deployments with more than 300 operators in more than 95 countries. Airspan's systems are based on radio technology that delivers excellent area coverage, high security and resistance to fading. Airspan's systems can be deployed rapidly and cost effectively, providing an attractive alternative to traditional wired communications networks. Airspan also offers radio planning, network installation, integration, training and support services to facilitate the deployment and operation of its systems. Airspan is headquartered in Boca Raton, Florida with its main operations center in Uxbridge, United Kingdom.

More information on Airspan can be found at http://www.airspan.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, including statements regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, may be deemed to be forward-looking statements. The words "targets", "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions or negative variations thereof are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Investors and others are therefore cautioned that a variety of factors, including certain risks, may affect our business and cause actual results to differ materially from those set forth in the forward-looking statements. These risk factors include, without limitation, (i) a slowdown of expenditures by communication service providers; (ii) increased competition from alternative communication systems; (iii) the failure of our existing or prospective customers to purchase products as projected; (iv) our inability to successfully implement cost reduction or containment programs; (v) a loss of any of our key customers; (vi) our ability to retain Axtel, Mexico, as our largest customer; and (vii) our ability to continue to sell the Proximity products on terms and conditions comparable to those currently utilized. The Company is also subject to the risks and uncertainties described in its filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended 31 December, 2004. You should read those factors as being applicable to all related forward-looking statements wherever they appear in this press release. We do not assume any obligation to update any forward-looking statements.

For Investment and Media Inquiries, contact:

Peter Aronstam
Senior Vice President & Chief Financial Officer
Airspan Networks, Inc.
Tel: +1 561 893-8682
Fax: +1 561 893-8681
Email: paronstam@airspan.com

Airspan Networks Inc

Consolidated Balance Sheets
(in thousands)

	December 31, 2004	April 3, 2005 (unaudited)
ASSETS		
Current Assets		
Cash and cash equivalents	$66,296	$51,424
Restricted cash	1,687	1,881
Accounts receivable	20,947	14,807
Unbilled accounts receivable	43	178
Inventory	12,834	13,474
Prepaid expenses and other current assets	5,702	6,937
Total Current Assets	107,509	88,701
Property, plant and equipment, net	3,707	3,546
Goodwill, net	789	789
Intangible assets, net	1,672	1,545
Long-term accounts receivable	305	297
Other non-current assets	1,216	1,265
Total Assets	$115,198	$96,143
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$24,615	$13,657
Accrued taxes	653	562
Deferred revenue	627	644
Customer Advances	4,789	1,495
Other accrued expenses	11,349	9,397
Total Current Liabilities	42,033	25,755
Stockholders' Equity		
Preferred Stock	-	-
Common stock	11	11
Note receivable - stockholder	(87)	(87)
Additional paid in capital	260,356	260,906
Other comprehensive income	418	-
Accumulated deficit	(187,533)	(190,442)
Total Stockholders' Equity	73,165	70,388
Total Liabilities and Stockholders' Equity	$115,198	$96,143

Airspan Networks Inc

Consolidated Statements of Income

(in thousands except for share and per share data)

	Three months ended April 4, 2004	Three months ended April 3, 2005
	(unaudited)	
Revenue	$12,420	$22,218
Cost of revenue	(8,693)	(15,362)
Gross profit	3,727	6,856
Operating expenses:		
Research and development	5,046	4,598
Sales and marketing	2,560	2,572
Bad debt provision	-	316
General and administration	2,051	2,827
Amortization of intangibles	246	128
Total operating expenses	9,903	10,441
Loss from operations	(6,176)	(3,585)
Net interest and other income	807	676
Loss before tax	(5,369)	(2,909)
Income tax charge	16	-
Net loss	$(5,385)	$(2,909)
Net loss per share - basic	$(0.15)	$(0.08)
Weighted average shares outstanding - basic	35,893,740	37,880,759